P.E. 1/31/02

02013410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REC'D S.E.C.
FEB 0 6 2002
077

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of January 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

PROCESSED
FEB 1 5 2002
THOMSON
FINANCIAL

1. News Releases: January 14: January 18: January 21:

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date January 31, 2002: By Paul Mann
Paul Mann, Vice President, Comptroller

CREW
DEVELOPMENT CORPORATION

RECEIVED FEB 06 2002

January 14, 2002

TRADING SYMBOL: TORONTO, OSLO & PACIFIC EXCHANGES: CRU
FRANKFURT: KNC, OTC: CRWVF

NEWS RELEASE

Crew Petitions Yukon Supreme Court For A Ruling

Further to Crew Development Corporation's ("Crew") news release of December 24, 2001, following the Company's Annual General Meeting and rejection of certain proxies, a Petition to the Supreme Court of the Yukon Territory, Canada, was submitted on December 31, 2001. This Petition applied for a Judicial Review of the Order obtained from the Registrar of Securities of the Yukon Territory ("Order") by the dissident shareholder, Veslik AS ("Veslik"). In seeking to have this Order set aside, the Company has requested an examination of the circumstances under which it was obtained, and in addition to other matters, a confirmation from the Court of the decision of the directors of Crew to hold a Special General Meeting (SGM) on March 22, 2002. The record date for the holders of shares to be entitled to receive notice of a vote at the SGM has been set for February 14, 2002.

Based on a review of the documents filed with the Court, it appears that Mr. Anders Hvide, a former Director of Crew, was engaged as an advisor in October 2001 by Veslik, to seek legal advice on how to remove the existing Board of Directors of Crew. Without informing the company or any other shareholders, Norwegian institutional and private investment company shareholders were solicited for their proxies.

The Company is unaware of what was represented to the select group of shareholders in the solicitation of their proxies and, following the Annual General Meeting, Crew has sought through their legal counsel to establish a direct dialogue with those shareholders to understand their issues. To date, a response has not been received. Crew believes that it is clearly in the interests of all shareholders that this be achieved as soon as possible, and therefore, the Board of Directors and Management is seeking and would welcome an opportunity to meet with any of those shareholders, collectively or individually, to be able to talk directly with them and deal with facts rather than rumours or speculation.

Unfortunately, as a direct consequence of the dissident shareholder action, the Company has reluctantly accepted the resignations of the Norwegian-based Directors: Viktor Jakobsen, Harry Kinn and Jon Steen Petersen. Understandably, in the circumstances they found their positions untenable. Crew fully recognizes their predicament, especially as Messrs. Jakobsen and Kinn were only appointed to the Board in mid-November on the recommendation of Nordea Securities. The Company regrets the loss of these independent businessmen with their extensive investment experience with international mining companies, and sincerely thanks them for their brief but extremely valuable service to Crew. The Company is of the view at this time that until the Petition is heard in the Yukon Supreme Court, the Company should not appoint any new Directors to the Board.

Crew is pleased, however, to confirm that Jon Steen Petersen will continue in his capacity as Vice President, Exploration, and even in these very difficult conditions, shareholders are advised that the Company remains committed to the timely development of the current projects. However, because of the dissident shareholders' action, until a ruling is obtained from the Yukon Supreme Court, the Company's ability to finalize debt-financing arrangements for existing commitments may be temporarily delayed.

Given the circumstances, the Board of Crew firmly believes that the proposed SGM, scheduled for March 22, 2002, is the most equitable solution to the current issue for its international base of some 8,000 shareholders. In this way, the proposals by both Crew management and the dissident group will be disclosed to all shareholders. Each shareholder will then have the opportunity to make voting decisions in an informed way, consistent with the principles of corporate and securities law. Shareholders are assured that the Company will continue to try to establish open communication with the dissident shareholder group, with a sincere desire and commitment to seek an early resolution that is beneficial to all shareholders.

A further news release will be issued in the near future outlining the status of Crew's various ongoing projects.

"John M. Darch",
Chairman and C.E.O.

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents. For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: IR@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at **http://www.crewdev.com.**

CREW
DEVELOPMENT CORPORATION

January 18, 2002

TRADING SYMBOL: TORONTO, OSLO & PACIFIC EXCHANGES: **CRU**
FRANKFURT: **KNC**, OTC: **CRWVF**

N E W S   R E L E A S E

MEAGER CREEK GEOTHERMAL MODEL SUPPORTED BY MAGNETO-TELLURIC SURVEY

Crew Development Corp. ("Crew") is pleased to announce that North Pacific GeoPower Corp., an 87% - owned subsidiary, has recently announced that an independent analysis of the recently completed Magneto-Telluric (M-T) geophysical survey on the Company's 100% owned Meager Creek Geothermal Project supports the model of a large, high-temperature geothermal reservoir. The model, presented by GeothermEx, Inc. of Richmond, California in its July 2001 report, outlined a plume of hot fluids rising up under Pylon Peak to the north of the earlier drill holes and spreading out to the south in a relatively shallow tongue. The M-T survey shows a central mass of low-resistivity under Pylon Peak, suggested to represent the upflow zone of the geothermal reservoir, culminating in a shallower, tongue-shaped low-resistivity anomaly to the south, which may represent the presence of an outflow plume.

A three well temperature-gradient diamond-drilling program is underway to verify that the resistivity anomaly is due to the presence of hot water. The first hole in this series is over half way to its planned depth of 1,200m on the westernmost edge of the assumed plume. The present drilling program is scheduled for completion during the Spring of 2002.

The GeothermEx geothermal reservoir model was based on the temperatures measured in 16 diamond drill holes and 4 production test wells drilled during the 1980s and in 1995. The current M-T survey and diamond drilling are being carried out to confirm the existence and characteristics of the projected outflow plume. In anticipation that this program will validate the GeothermEx model, the Company is planning a two-well production test program following the completion and analysis of the diamond-drilling program, to confirm the presence of economic flow rates sufficient to supply a commercial geothermal power plant.

Overview of North Pacific GeoPower

North Pacific GeoPower Corp. is dedicated to the development of its 100% owned, Meager Creek Geothermal Project, held under the only geothermal lease issued in Canada for the commercial production of electricity. The project is located 170 km north of Vancouver, British Columbia and has an estimated development potential of 200 MW of electricity, considered enough power for a city of 1 million people. Over a projected 25-year production life, 200 MW of production is the energy equivalent of over 100 million barrels of oil.

Company Profile

Crew is an established, multi-commodity, Canadian mining company with operations in Africa, Canada, Greenland, Norway and the Philippines. In addition to a variety of projects that are at various stages of development and discovered by Crew, the company controls seven producing mines through its southern African subsidiary. Crew's strength stems from this diversified, solid, broad base of projects. The company is well positioned to focus on specific projects, and to respond to changing market forces. Crew shares are listed as CRU on the TSE (Canada) and OSE (Norway), as KNC on the Frankfurt Exchange (Germany), and as CRWVF on the OTC BB (USA).

"John M. Darch"
Chairman

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents.

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.

Visit our website at http://www.crewdev.com

Suite 400 - 837 West Hastings Street,
Vancouver, BC V6C 3N6
Telephone: 604.683.7585
Facsimile: 604.682.0566
Website: http://www.crewdev.com
e-mail: info@crewdev.com

CREW
DEVELOPMENT CORPORATION

January 21, 2002

TRADING SYMBOL: TORONTO, OSLO & PACIFIC EXCHANGES: **CRU**
FRANKFURT: **KNC**, OTC: **CRWVF**

N E W S R E L E A S E

YUKON LITIGATION SETTLED – CREW APPOINTS FOUR NEW DIRECTORS

Crew Development Corporation is pleased to announced the settlement of the petitions filed in the Supreme Court of the Yukon by the Company and by a dissident shareholder group, both of which arose from matters at the Company's annual general meeting held on December 21, 2001. As a result of the settlement, the Company today appointed four nominees of the dissident shareholder group to the Board, which now consists of eight directors. The new directors, Hans Christian Qvist, Jan Vestrum, Kai Thøgersen and Cameron Belsher join the Company's existing Board members, John Darch, Peter Barnes, David Williamson and Wayne Fallis. Mr. Qvist was also named Chairman of the Board.

Hans Christian Qvist is a management consultant in Oslo, Norway. Mr. Qvist has 10 years experience as chief executive officer with a number of IT companies, including SPCS – Group, IBM Global Services and Tand Borg Data and 10 years experience with companies in oil exploration, production and trading, including Shell International and Saga Petroleum.

Jan A. Vestrum holds a MSc. from the Norwegian Institute of Technology (Mining Department) and has more than 8 years experience as senior executive in resource, technology businesses and corporate finance. He is presently President and CEO of Concept SA in France.

Kai Thøgersen is a partner with the law firm Thommessen Krefting Greve Lund which is located in Oslo, Norway. Mr. Thøgersen has considerable experience working with European companies involved in mergers, acquisitions and corporate finance related matters.

Cameron Belsher is a partner with the law firm Farris, Vaughan, Wills & Murphy which is located in Vancouver, British Columbia. Mr. Belsher has extensive experience in corporate finance and merger and acquisition related matters in the mining, technology and telecommunications industries.

The Company also announced that it intends to continue to proceed with its previously called extraordinary general meeting of shareholders to be held on March 22, 2002 for the purpose of considering the election of directors.

The entire Board is very pleased with the resolution of this matter, and looks forward to working together in advancing the interests of the company and all of its shareholders.

Company Profile

Crew is an established, multi-commodity, Canadian mining company with operations in Africa, Canada, Greenland, Norway and the Philippines. In addition to a variety of projects that are at various stages of development and discovered by Crew, the company controls seven producing mines through its southern African subsidiary. Crew's strength stems from this diversified, solid, broad base of projects. The company is well positioned to focus on specific projects, and to respond to changing market forces. Crew shares are listed as CRU on the TSE (Canada) and OSE (Norway), as KNC on the Frankfurt Exchange (Germany), and as CRWVF on the OTC BB (USA).

"Hans Christian Qvist"
Chairman

"John M. Darch"
Chief Executive Officer

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents.

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.

Visit our website at http://www.crewdev.com

Suite 400 - 837 West Hastings Street, Vancouver, BC V6C 3N6
Telephone: 604.683.7585
Facsimile: 604.682.0566
Website: http://www.crewdev.com
e-mail: info@crewdev.com